MICROMEM TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Circular is furnished in connection with a solicitation of proxies being made by the management of Micromem Technologies Inc. (the “Company”) for use at the Annual & Special General Meeting of Shareholders of the Company to be held at the date, place and time and for the purposes set forth in the Notice of Meeting accompanying this Circular and at any adjournment thereof (the “Meeting”).

Except as otherwise stated, the information provided in this Circular is given as of December 12, 2014.

APPOINTMENT OF PROXY

The persons named in the accompanying form of proxy are Directors and Officers of the Company. A shareholder has the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out said printed names and inserting the name of his or her chosen proxyholder in the blank space provided for that purposes in the form of proxy.

The common shares represented by proxy will be voted or withheld from voting or voted for or against in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will voted accordingly.

DEPOSIT OF PROXY

To be valid, proxies must be deposited at the office of TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Eastern time) on Wednesday, January 28, 2015, or if the meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

REVOCATION OF PROXY

Any shareholder giving a proxy to attend and vote at the Meeting has the right to revoke the proxy:

(a)	by depositing in writing executed by such shareholder or by his or her attorney authorized in writing:

i.

at the registered office of the Company c/o 121 Richmond St W, Suite 304, Toronto, Ontario M5H 2K1 at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or

ii.	with the chair of the Meeting on the day of the Meeting or an adjournment thereof; or

(b)	in any other manner permitted by law.

A proxy is valid only with respect to the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own common shares, as a substantial number of persons do not hold common shares in their own name. Shareholders who hold common shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP, TSFA or similar plan) or who otherwise do not hold the common shares in their own name should note that only proxies deposited by persons whose names appear on the record of the Company may be recognized and acted upon at the Meeting. Common shares held through intermediaries by shareholders who have not received the Meeting materials directly from the Company or TMX Equity Transfer Services (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those common shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the common shares held by them. The Directors and Officers of the Company do not know for whose benefit the common shares registered in the name of the intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Company.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of common shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their common shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)

a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned common shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)

more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the common shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

METHOD OF SOLICITATION

The solicitation of proxies by the Company will be made primarily by mail, but may also be carried out by officers and employees of the Company. The cost of the solicitation of proxies will be borne by the Company.

VOTING SHARES

As of the close of business on December 12, 2014, there were 188,436,724 outstanding common shares entitled to be voted at the Meeting. Each holder of common shares as of the record date of December 22, 2014 is entitled to vote at the Meeting. Each shareholder is entitled to one vote with respect to each common share held.

VOTE REQUIRED

The resolutions to be presented at the Meeting for the election of Directors and the appointment of an auditor are ordinary resolutions requiring the favourable vote of a majority of the common shares represented and voting in person or by proxy on such resolutions at the Meeting.

PROXY VOTING

In the case of voting in respect of the election of Directors and the appointment of an auditor, common shares represented by an effective proxy given by any shareholder in the form provided will be voted or withheld from voting in accordance with the instructions specified therein and, where no choice is specified, will be voted FOR the nominees for Directors, FOR the reappointment of Collins Barrow Toronto LLP Licensed Public Accountant as auditors and FOR the proposed amendments to the Company’s stock option plan. The form of proxy confers discretionary power in respect of amendments or variations to matters identified in the notice of meeting and other matters that may properly come before the Meeting. At the date of this circular, there were no amendments or variations to such matters or any other matters to come before the Meeting known to the Board of Directors.

The Shareholders will also receive, if so requested, the Company’s annual consolidated financial statements for the fiscal year ended October 31, 2013, and the auditors’ report thereon.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Directors and Executive Officers of the Company, as December 12, 2014, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the votes attached to all of the outstanding voting shares.

MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Company provide for a minimum of one Director and a maximum of twelve Directors, as determined by the Board of Directors. The proposed number of Directors to be elected at the Meeting is nine. The board of directors recommends a vote “for” the election of each of its proposed nominees to serve on the Company’s board of directors until the next annual meeting of shareholders. Unless authority to do so is withheld, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated in the table below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the common shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table states the names of the persons nominated by management for election as Directors, their province/state of residency, current principal occupation, business or employment and the same for the previous five years unless disclosed in an information circular previously provided to shareholders, and the number of shares of the Company beneficially owned, directly, or indirectly, or over which control or direction is exercised, by each of them as of December 12, 2014. If elected, the term of office as Director for each nominee will expire at the next annual shareholders’ meeting. The information as to shares beneficially owned or controlled has been furnished by each of the management nominees:

Name, Province/State of Residence and Director Since	Principal Occupation	Number of Voting Securities Beneficially Owned or Controlled
Joseph Fuda Ontario, Canada (February 2002)	President and Chief Executive Officer of the Company.	353,947/0.19%
Salvatore Fuda(6) Ontario, Canada (January 1992)	Chairman of the Company.	5,198,501(1) / 2.75%
David Sharpless(4), Ontario, Canada (March 2001)	Chairman and CEO of Maverick Inc. (a private corporation)	292,308(2) / 0.16%
Steven Van Fleet New York, U.S.A. (March 2002)	President of Micromem Applied Sensor Technologies Inc., the Company’s wholly-owned US based subsidiary.	– / –
Larry Blue Maryland, U.S.A. (November 2005)	Chief Operating Officer, Bell & Howell Limited since August, 2013; previously an independent consultant in the technology sector.	193,600 / 0.10%
Oliver Nepomuceno(4),(5) Lugano, Switzerland (June 2006)	Investment banker for Crystal Business SA., a Swiss investment company located in Lugano, Switzerland.	953,572 / 0.51%
Alex Dey (3),(4)(5) (6) Ontario, Canada (September, 2010)	Retired since August 1, 2004. He is currently President of a private company that provides accounting and tax services.	799,800(3) / 0.42%
Craig Carlson Massachusetts, USA New director[7]	Since 2003, Chief Executive Officer and Managing Director of The Carlson Group, an automotive and innovation consulting firm, based in Massachusetts.	– / –
Brian Von Herzen Nevada, USA New director[7]	Since 1993, Chief Executive Officer of Rapid Prototypes, Inc., which provides turnkey electronic product design services and development of electronic systems and integrated circuits; software and hardware/software co-design, based in California.	– / –

Notes:

(1)	5,003,611 of these common shares are indirectly held by a corporation.
(2)	192,308 of these common shares are indirectly held by a family member of David Sharpless.
(3)	254,863 of these common shares are indirectly held by a corporation; 106,375 are indirectly held by a family member of Alex Dey.
(4)	Member of the Audit Committee.
(5)	Member of Compensation Committee.
(6)	Member of the Disclosure Committee
(7)	Craig Carlson and Brian Von Herzen were first appointed by the Board as additional directors on December 3, 2013 and February 24, 2014 respectively.

Cease Trade Orders and Bankruptcies

In January 2009, the TSXV suspended trading on XGEN Ventures Inc. (“XGEN”) for various disclosure-related matters. These matters were satisfactorily resolved, the cease trade was lifted and the shares of XGEN resumed trading in May 2009. During this period Dan Amadori was a Director of XGEN.

In July 2010, a cease trade order was issued against Echo Energy Canada Inc. (“Echo Energy”), due to its failure to file annual financial statements for the year ending December 31, 2009 and interim financial statements for the quarter ended March 31, 2010. Echo Energy’s failure to file the financial statements in question was a result of the financial difficulties confronting the company, and a receiver was appointed for Echo Energy (with the consent of Echo Energy) on October 21, 2010. During this period Joseph Fuda and Oliver Nepomuceno were Directors of Echo Energy.

APPOINTMENT OF AUDITORS

The auditors of the Company are Collins Barrow Toronto LLP, Chartered Accountants of Toronto, Canada (“Collins Barrow”). Collins Barrow was appointed as the auditors of the Company on June 30, 2009. The Audit Committee meets on a regular basis and conducts periodic reviews of all professional services. After such review, the Board recommends the reappointment of Collins Barrow Toronto, LLP, Licensed Public Accountants as the Company’s independent auditors to hold office until the next annual meeting of shareholders.

The board of directors recommends a vote “for” the appointment of Collins Barrow as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Collins Barrow as the auditor of the Company until the close of the next annual meeting of the shareholders of the Company, or until its successor is appointed, and the authorization of the board of directors of the Company to fix the remuneration of the auditors of the Company.

AMENDED STOCK OPTION PLAN

The proposed amended stock option plan (the “2014 Plan”) is set out in Schedule “A” hereto, and contains the following material amendments to the stock option plan originally approved by the Shareholders of the Company in June 2007 (the “2007 Plan”):

  the maximum number of common shares reserved for issuance to Eligible Persons (as that term is defined in the 2014 Plan) is being increased from 15,600,000 to 18,840,000 (just under 10% of the Company’s outstanding common shares as of December 12, 2014);
  the maximum number of securities, calculated on a fully-diluted basis, reserved for issuance under the Stock Option Plan to any one Eligible Person shall not exceed 5% of the Company’s outstanding securities;
  the maximum number of securities, calculated on a fully-diluted basis, that are issued within 12 months to Eligible Persons shall not exceed 10% of the Company’s outstanding securities;
  the maximum number of securities, calculated on a fully-diluted basis, that are issued within 12 months to any Eligible Person and such Eligible Person’s associates (as that term is defined in National Instrument 45- 106) shall not exceed 5% of the Company’s outstanding securities; and
  the price at which options may be issued is determined with reference to the Market Price, which has been amended to reference the closing sale price of the common shares on the Canadian Securities Exchange.

Under the 2007 Plan, a maximum of 15,600,000 common shares were reserved for issuance to eligible persons. As of the date hereof, options for the purchase of up to 11,475,000 common shares have been granted and are outstanding under the 2007 Plan. 932,000 options remain available to be granted under the 2007 Plan. Under the 2014 Plan, all options that have previously been granted shall remain outstanding on the terms ascribed thereto and subject to the terms of the 2014 Plan. If approval is received for the 2014 Plan, a total of 18,840,000 options would be reserved for issuance under the 2014 Plan (including shares issuable pursuant to options previously granted and that are outstanding), representing just under 10% of the number of common shares issued and outstanding as at the date hereof. The increase is proposed to allow the Company to retain key management employees, and to provide incentive compensation to Eligible Persons, particularly as the Company moves forward in recruiting new employees and directors (as discussed further under “Statement of Diversity” below), subject to the proposed limits on issuances to Eligible Persons, considered as a whole and individually, in accordance with relevant securities laws.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the amendments to the stock option plan, as set forth in the resolutions approving the 2014 Plan attached hereto in Schedule “A”.

OTHER MATTERS

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION AND RELATED MATTERS OVERVIEW:

In accordance with Form 51-102F6, Statement of Executive Compensation, the Company provides the following summary observations and the additional commentaries as set out in the following sections of this Circular:

•	The Company’s Compensation Committee has the responsibility to decide on all compensation-related matters and to make their recommendations to the Board of Directors.

•

Stock option awards are typically determined on an annual basis for directors, officers and employees. All stock option awards are determined by the Compensation Committee in consultation with management. The related cost of the stock option awards is calculated in accordance with the Black Scholes option-pricing model. Stock option awards are typically for a 5 year period and are fully vested at the date of issue. The issue price is set at the market price on the date of issue or at higher than market price.

•	The Company has no pension plans in place.

•	There are no long-term contracts with stipulated benefits that would arise in a change of control scenario.

•

Directors receive no cash compensation for services provided as directors of the Company. On an annual basis, directors may be awarded stock options. 1,280,000 stock options were awarded to Directors in 2013.

•	Four executive officers receive compensation from the Company under the terms of contracts that have been approved by the Compensation Committee. These contracts are on a month to month basis.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for the three fiscal years ended October 31, 2013, 2012 and 2011 for the Chairman, the Chief Executive Officer, the Chief Financial Officer and the President of the Company's subsidiary, MAST.

Name and Principal Position	Fiscal Year	Salary (US$)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other Compensation (US$)	Total Compensation ($)
					Annual incentive plans	Long- term incentive Plans
Joseph Fuda, CEO (2)	2013 2012 2011	317,901 189,860 162,481	- - -	- 6,463 236,077	- - -	- - -	- - -	- - -	317,901 196,323 398,558
Salvatore Fuda, Chairman (3)	2013 2012 2011	146,599 149,565 152,326	- - -	21,163 23,697 118,038	- - -	- - -	- - -	- - -	167,762 270,364 143,877
Dan Amadori, CFO (4)	2013 2012 2011	180,188 174,835 152,326	- - -	21,163 40,931 118,038	- - -	- - -	- - -	- - -	201,351 215,766 270,364
Steven Van Fleet, Business Development Manager (1)(5)	2013 2012 2011	231,280 261,134 180,000	- - -	21,163 107,714 118,038	- - -	- - -	- - -	- - -	252,443 368,848 298,038

Notes:

(1)

Steven Van Fleet has served as a director of the Company for 12 years and has been the President of the Company’s wholly-owned U.S. subsidiary, Micromem Applied Sensor Technologies, Inc., since its inception in 2008.

(2)	Joseph Fuda was awarded 30,000 options in 2012 and 2,000,000 options in 2011. His compensation in 2013 included a performance based bonus awarded by the Compensation Committee.
(3)	Salvatore Fuda was awarded 140,000 options in 2013, 110,000 options in 2012 and 1,000,000 options in 2011.
(4)	Dan Amadori was awarded 140,000 options in 2013, 190,000 options in 2012 and 1,000,000 options in 2011.
(5)	Steven Van Fleet was awarded 140,000 options in 2013, 500,000 options in 2012 and 1,000,000 options in 2011.

The significant terms of, and factors necessary to understand, the compensation set out in the table above are described in the sections entitled “Option Plan”, “Compensation of Directors” and “Compensation Committee” below.

Outstanding Option-Based Awards

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)
Salvatore Fuda, Chairman of the Board of Directors and Director	1,000,000	0.20 US	Oct. 31, 2016	$225,000
	110,000	0.35 US	Apr. 10, 2017	$8,250
	75,000	0.30 CDN	Jan.22, 2018	$10,725
	65,000	0.27 CDN	Sept.16, 2018	$11,245
Joseph Fuda, Chief Executive Officer and Director	2,000,000	0.20 US	Oct. 31, 2016	$450,000
	30,000	0.35 US	Apr. 10, 2017	$2,250
Steven Van Fleet, Director and President of MAST, Inc.	1,000,000	0.20 US	Oct. 31, 2016	$225,000
	500,000	0.35 US	Apr. 10, 2017	$37,500
	75,000	0.30 CDN	Jan.22, 2018	$10,725
	65,000	0.27 CDN	Sept.16, 2018	$11,245
Dan Amadori, Chief Financial Officer	1,000,000	0.20 US	Oct. 31, 2016	$225,000
	190,000	0.35 US	Apr. 10, 2017	$14,250
	75,000 65,000	0.30 CDN 0.27 CDN	Jan.22, 2018 Sept.16, 2018	$10,725 $11,245

On October 31, 2013, the closing price of the Company’s shares on the OTC market was USD$0.425 per share. Currency conversions are based on the October 31, 2013 exchange rate of 1.0429 (USD-CAD).

The significant terms of, and factors necessary to understand, the awards set out in the table above are described in the sections entitled “Option Plan”, “Compensation of Directors” and “Compensation Committee” below.

Option Grants during the Most Recently Completed Financial Year

420,000 options were granted to the Named Executive Officers pursuant to the Company’s Stock Option Plan during the financial year ended October 31, 2013.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Salvatore Fuda, Chairman of the Board of Directors and Director	140,000	Nil	Nil
Joseph Fuda, Chief Executive Officer and Director	Nil	Nil	Nil
Steven Van Fleet, Director and President of MAST, Inc.	140,000	Nil	Nil
Dan Amadori, Chief Financial Officer	140,000	Nil	Nil

The significant terms of, and factors necessary to understand, the grants set out in the table above are described in the sections entitled “Option Plan” and “Compensation of Directors” below.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values

There were no aggregate options exercised by Named Executive Officers during the financial year ended October 31, 2013.

Director Compensation of Non-NEO Directors

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compen-sation ($)	Pension value ($)	All other compen- sation(1) ($)	Total ($)
Andrew Brandt[1]	-	-	21,163	-	-	-	21,163
David Sharpless	-	-	21,163	-	-	-	21,163
Larry Blue	-	-	21,163	-	-	-	21,163
Oliver Nepomuceno	-	-	21,163	-	-	-	21,163
Alex Dey	-	-	21,163	-	-	-	21,163
Craig Carlson[2]	-	-	85,586	-	-	-	85,586
Brian Von Herzen	-	-	-	-	-	-	-

(1)	Andrew Brandt is retiring from the board of directors, and has been invited to serve on the Company’s Advisory Board in a consulting capacity.
(2)	Craig Carlson was awarded stock options by the Company under a consulting services agreement which was executed in October, 2013. He was appointed to the Board of Directors in December, 2013.

The significant terms of, and factors necessary to understand, the compensation set out in the table above are described in the sections entitled “Option Plan”, “Compensation of Directors” and “Compensation Committee” below.

EMPLOYMENT CONTRACTS

Salvatore Fuda
Salvatore Fuda has served as Chair of the Board of Directors since 1998. Since 2010, Salvatore Fuda’s remuneration has been determined on a month to month basis at an annual rate of $150,000 (CDN). There are no provisions for any additional payments upon termination.

Joseph Fuda
Joseph Fuda was appointed as the Company’s Chief Executive Officer on February 13, 2002. He has had a month to month contract since 2010 which stipulates an annual base amount of remuneration of (CDN) $160,000 for his services. He is also entitled to an annual performance based bonus determined at the discretion of the Compensation Committee. There are no provisions for any additional payments upon termination.

Dan Amadori
Dan Amadori was appointed Chief Financial Officer of the Company on June 29, 2004. He is engaged by the Company, through his company, Lamerac Financial Corp., to provide management services on a month to month contract which stipulates an annual base amount of remuneration of (CDN) $150,000 for his services. He is also entitled to an annual performance based bonus determined at the discretion of the Compensation Committee. There are no provisions for any additional payments upon termination.

Steven Van Fleet
Steven Van Fleet was engaged to provide management services as President of Micromem Applied Sensor Technologies Inc. under a three year contract from May 2008 – 2011. The contract has since been extended on the same terms on a month to month basis and currently stipulates an annual base amount of remuneration of US $225,000 for his services. He is also entitled to an annual performance based bonus determined at the discretion of the Compensation Committee. There are no provisions for any additional payments upon termination.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The information following regarding the Company’s Stock Option Plan is as of October 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) and options that have been exercised)
Equity Compensation Plans approved by securityholders	11,475,000	$0.25	932,000
Total	11,475,000	$0.25	932,000

Option Plan

The purpose of the Company’s stock option plan, as amended and restated as of June 28, 2007 (the “2007 Plan”) is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation. The total number of shares that may be issued pursuant to options granted under the 2007 Plan is 15,600,000. As at October 31, 2013, there were options outstanding under the Stock Option Plan to purchase 11,475,000 common shares representing 7.24% of the issued and outstanding common shares of the Company. The number of securities remaining available for future issuance under the 2007 Plan is 932,000, which is the reason for the proposed increase discussed under “Amended Stock Option Plan” above, subject to the proposed limits on issuances to Eligible Persons, considered as a whole and individually.

Historically, options are granted under the stock option plan to employees, officers and directors of the Company as determined by the Board of Directors. Effective March 26, 2008, the Board of Directors established the Compensation Committee. All decisions in respect of the stock option plan are made by the Compensation Committee and are subject to approval by the Board of Directors of the Company.

Under the stock option plan, options are granted at not less than the closing price of the common shares on the day before the date of grant. Options may be issued with vesting provisions as determined at the time of grant. The expiry date for options granted under the stock option plan can be any time up to ten years from the date of grant. Options cannot be transferred or assigned by a participant. Options that expire unexercised are available for subsequent option grants.

Options expire under the Stock Option Plan on the earliest of: (i) subject to any provision in the Stock Option Plan to the contrary, on the day the option holder is no longer an Eligible Person, (ii) in the case of termination that is not for cause, the day that is forty-five (45) days following the date of termination (other than for just cause or by reason of death or disability), subject to the discretion of the Board of Directors to extend the expiry period (and any vesting within such period) to no more than ninety (90) days after termination, (iii) immediately upon termination by the Company or a subsidiary of employment for just cause, (iv) one year following the death of a participant for options vested as of the date of such participant’s death, subject to the discretion of the Board of Directors to the vesting of the option during such period, or (v) the option termination date.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Stock Option Plan to amend or terminate the Stock Option Plan at any time, provided, however, that any such amendment or termination shall not materially adversely affect the rights of a participant.

COMPENSATION OF DIRECTORS

The amount and form of Director compensation is reviewed periodically by the Board of Directors. The Directors do not currently receive cash compensation from the Company for their participation on the Board of Directors or as a member of a committee. The Company does, from time to time, grant options to its Directors to purchase common shares of the Company which options are granted pursuant to the Company’s Stock Option Plan. Such options are offered to Directors at prices that are equal to or above the market price for the common shares at the date that the options are granted. The Company granted 1,280,000 Stock Options to Directors in 2013.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or senior officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the Directors, the appointment of auditors or, to the extent that such persons are Eligible Persons under the Company’s Stock Option Plan (or the associates of such Eligible Persons), the proposed amendments to the Stock Option Plan.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons (as that term is defined in National Interest 51-102) of the Company, no proposed nominee for election as a Director of the Company and no associate or affiliate of such persons or proposed directors has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company and its subsidiaries have Directors and Officers liability insurance providing a total of $5,000,000 coverage for both Directors and officers as a group. The Company indemnifies, subject to applicable law, all Directors and officers and is liable in respect of Directors and officers for the $150,000 deductible. Premium payments totalling $51,508 were made by the Company for the period December 31, 2012 to December 31, 2013.

AUDIT COMMITTEE AND STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests. The Board oversees the development of the Company’s strategic plan and the ability of management to continue to deliver on the corporate objectives. The independent directors, when necessary, hold in-camera sessions exclusive of non-independent directors and members of management which facilitates open and candid discussion amongst the independent directors and a degree of independent supervision over management.

Five of the nine members of the Board are independent as defined in National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”). The independent directors are Larry Blue, Oliver Nepomuceno, Alex Dey and David Sharpless. Four members of the Board are not independent, those being Joseph Fuda, Salvatore Fuda, Steven Van Fleet and Brian Von Herzen. Joseph Fuda and Salvatore Fuda are not independent as a result of their being members of the Company’s management and Steven Van Fleet is not independent because he serves as President of the Company’s wholly-owned subsidiary, Micromem Applied Sensor Technologies Inc. Brian Von Herzen is not independent because his company, Rapid Prototypes Inc., is a subcontractor to the Company. Craig Carlson is not independent because he provides consulting services to the Company.

The Board of Directors has adopted a Governance Committee Charter. To date the tasks associated with the Governance Committee have been discharged by the Audit Committee.

Directorships

The following members of the Board of Directors are also directors of other reporting issuers:

David Sharpless	-	Copernican International Financial Split Corp. (TSX)
Copernican World Banks Split Inc. (TSX)

Orientation and Continuing Education

The Company does not have an orientation and education program in place for new board members. New board members will participate in such training and orientation as may be deemed by the Board to be necessary or appropriate in the circumstances.

Audit Committee

The text of the audit committee charter is disclosed in Schedule “B” of this circular.

The Audit Committee is currently composed of three directors: David Sharpless (Chair), Oliver Nepomuceno and Alex Dey. All three members of the audit committee are independent and financially literate as defined in NI 52-110.

David Sharpless (Chair) –	Mr. Sharpless acted as legal counsel for a number of private and public companies and currently serves on the board of a number of publicly listed and private companies.
Oliver Nepomuceno –

Mr. Nepomuceno is an investment banker located in Switzerland and has participated in a variety of transactions in various global jurisdictions. He has acted on behalf of a number of private and public companies. Mr. Nepomuceno also serves on the Compensation Committee.

Alex Dey -

Mr. Dey was previously the sole proprietor of Alex Dey, Chartered Accountant. He is currently President of a private company that provides accounting and tax services. Mr. Dey also serves on the Compensation and Disclosure Committees.

The Audit Committee acts on behalf of the Board in reviewing certain financial information prepared for public distribution, in monitoring internal accounting controls and in monitoring the business conduct of the Company. This Committee is also responsible for assuring that the Company’s financial statements accurately portray the financial position of the Company and the results of its operations. It reviews other matters relating to the financial position of the Company and the results of its operations. As the Committee sees fit, it recommends the appointment, change or reappointment of the external auditor. It also reviews and approves the non-audit services provided by the external auditor. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

Since the commencement of the issuer’s most recent financial year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board of Directors. The Audit Committee met on a quarterly basis in 2012 and in 2013.

The Audit Committee meets annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. The Audit Committee also reviews the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

Pursuant to section 6.1 of National Instrument 52-110, the Company is providing the disclosure required for venture issuers under Form 52-110F2.

Fees Paid to Auditors

The following sets out fees paid to Collins Barrow in 2012, 2011 and 2010. All amounts given are in Canadian Dollars.

	2013	2012	2011
Audit Fees:	$105,530	$134,480	$ 83,378

Tax Fees:	$ 0	$ 0	$ 0
All Other Fees:	$0	$16,549	$ 258
Total:	$105,530	$151,029	$83,636

The Audit Committee determined that the provision of the non-audit services (comprised of services provided to the Company in connection with the required securities filings) did not compromise the independence of Collins Barrow LLP.

Disclosure Committee

The Disclosure Committee is currently composed of two Directors: Salvatore Fuda and Alex Dey. This Committee works in concert with the Chief Executive Officer and the Chief Financial Officer and is primarily responsible for ensuring compliance with the Company’s disclosure policies as the same applies to all public disclosures and statements made by or about the Company. The Disclosure Committee works closely with the Audit Committee with respect to all financial disclosure made by the Company. The Disclosure Committee meets on an as required basis. In addition to the scheduled meetings the committee meets if and when an issue pertaining to disclosure is required.

Compensation Committee

The Compensation Committee is currently composed of two Directors: Oliver Nepomuceno and Alex Dey. The Committee ensures that the Company has a plan for continuity of its officers and an executive compensation plan that is competitive to retain executive management and other key personnel. The Committee also provides recommendations to the Board of Directors regarding the Company’s Stock Option Plan. The Compensation Committee was formed by the Board of Directors on March 26, 2008. The Compensation Committee met as required during 2013. The Committee makes its recommendation pertaining to compensation based on competitive market rates that exist in similar industries and companies both private and public.

Nomination of Directors

The Company does not presently have a Nominations Committee. The Board, as a whole, reviews the size of the Board of Directors to ensure the facilitation of effective decision making. Where changes to the composition of the Board are deemed to be beneficial to the Board as a whole, the Board will collectively identify, put forward suitable candidates or consider nominees, if any, recommended by shareholders.

Advisory Board

On December 2, 2014, the Company established an Advisory Board whose purpose is to advise and to make non-binding recommendations to the Board of Directors on matters within their experience and expertise. The Advisory Board shall consist of a minimum of one or more members as is determined from time to time by the Board of Directors, and who will enter into agreements with the Company regarding their membership on the Advisory Board and compensation for their work in this role. For clarity, as disclosed in the Advisory Board charter attached as Schedule “C” to this Information Circular, members of the Advisory Board are not members of the Board of Directors, and may only attend and/or participate in any meeting of the Board of Directors in a reporting capacity upon the invitation of the Board of Directors.

Andrew Brandt has served as a member of the Board of Directors of the Company since June, 2000. He is not standing for re-election to the Board of Directors at the Annual & Special General Meeting of Shareholders on Friday, January 30, 2015. The Board of Directors have appointed Mr. Brandt to the Advisory Board effective January 30, 2015.

Committee Charters

The charter for the Audit Committee, Disclosure Committee, Compensation Committee and Governance Committee were included in the prior year’s Information Circular and are unchanged in 2013. The charter for the Audit Committee is included as Schedule “B” to this Information Circular. The charter for the Advisory Board is included as Schedule “C” to this Information Circular. The charters are also disclosed on the Company’s website.

Assessments

In view of the size and current state of the Company’s development and the number of directors on the Board, the Board has not felt it necessary at the present time to adopt a formal process to assess Board, committee and individual director effectiveness. In view of the frequency of both formal and informal Board meetings during the course of the year there is ample opportunity for each director to assess the effectiveness of all other directors. The Company is not proposing to adopt a formal process for assessment at the present time.

Ethical Conduct

The Company ensures that all employees, executives and Board members conduct their actions in an ethical manner by enforcing the existing corporate governance policies and charters described herein. In the event there is a need to implement additional corporate governance policies the company will assess the need to enact the appropriate policy and oversee the implementation and enforcement of that policy.

Statement of Diversity

While the Company is a venture issuer and will therefore not be subject to the Ontario Securities Commission’s proposed amendments to the disclosure requirements regarding the representation of women on the Board of Directors and in senior management, the Company is committed to providing an environment in which all employees and directors are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude. Moreover, the Company intends to model this commitment by increasing its focus on diversity among the Board of Directors and within senior management of the Company. Building diversity will take time, particularly in view of the Company’s current size and level of development, but the Company has canvassed and is currently screening potential candidates to be added to the Board of Directors in 2015. The candidates who will be considered will include male and female applicants with the requisite technical skills suitable to the Company’s requirements.

ADDITIONAL INFORMATION

The Company’s approach regarding the disclosure of information is in compliance with the requirements of the applicable securities authorities. As a reporting issuer subject to the certain securities legislations various jurisdictions, the Company is required to file financial statements, information circular and certain other materials with various securities regulators.

It is the policy of the Company to be receptive to shareholder comments or questions in any form. Also, the Company will promptly provide answers to shareholder inquiries, while being guided by legal requirements with respect to confidentiality and disclosure policies.

Additional information relating to the Company for the fiscal year ended October 31, 2013, is filed with Canadian securities administrators. Financial information is provided in the Company’s consolidated financial statements and related Management’s Discussion and Analysis (“MD&A”) for 2013. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of the Company’s financial statements and MD&A may also be accessed at www.micromeminc.com and obtained by any person without charge by writing to the Company to the attention of its Chief Information Officer, 121 Richmond Street West, Suite 304, Toronto, ON M5H 2K1.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Proxy Circular have been approved by the Board of Directors of the Company. DATED at Toronto, Ontario this 12th day of December, 2014.

MICROMEM TECHNOLOGIES INC.
Joseph Fuda (Signed)
Chief Executive Officer and President

SCHEDULE “A”
AMENDED AND RESTATED STOCK OPTION PLAN

RESOLUTION APPROVING THE 2014 AMENDED AND RESTATED STOCK OPTION PLAN

“BE IT RESOLVED THAT:

1.

the Corporation is hereby authorized to amend and restate the “2007 Micromem Technologies Inc. Stock Option Plan” and to rename it the “2014 Micromem Technologies Inc. Stock Option Plan” (the “2014 Plan”), in the form of the 2014 Plan attached hereto as Exhibit “1”;

2.

the number of shares that may be issued pursuant to options to be granted under the 2014 Plan is increased to 18,840,000 (including shares issuable pursuant to options previously granted and that are outstanding); and

3.

any officer and/or director of the Corporation be and the same is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver all such other agreements, amendments, instruments, certificates and other documents and to do all such other acts and things as such director and/or officer may determine to be necessary or advisable to carry out the foregoing resolution.”

MICROMEM TECHNOLOGIES INC.

2014 DIRECTORS, OFFICERS AND EMPLOYEES
STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

1.1

The purpose of the Plan is to attract, retain and motivate persons with the required training, experience and leadership as directors, officers, employees and key service providers of the Corporation and its Subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation. This Plan shall serve to amend and restate the Corporation’s 2007 Stock Option Plan which was approved by shareholders on June 28, 2007.

2.	DEFINED TERMS

Where used herein, the following terms shall have the following meanings, respectively:

2.1	"Board" shall mean the board of directors of the Corporation;

2.2	"Corporation" means Micromem Technologies Inc.;

2.3	"Eligible Person" means:

(i)	any director, officer or employee of the Corporation or any Subsidiary, or any other Service Provider (an "Eligible Individual"); or

(ii)	a corporation of which an Eligible Individual is an employee or shareholder (an "Employee Corporation");

2.4	"Insider" means any insider, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of the Corporation;

2.5

"Market Price" at any date in respect of the Shares means the closing sale price of the Shares on the Canadian Securities Exchange (or other stock exchange on which the Shares are listed and posted for trading from time to time as may be selected for such purpose by the Board) on the trading day immediately preceding such date. In the event that the Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of the Shares at the close of trading on such trading day. In the event that the Shares are not listed and posted for trading on any stock exchange or quotation system, the Market Price shall be the fair market value of the Shares as determined by the Board in its sole discretion;

2.6	"Option" means an option to purchase Shares granted to an Eligible Person under the Plan;

2.7	"Option Price" means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.8	"Optioned Shares" means the Shares issuable pursuant to an exercise of Options;

2.9	"Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.10	"Plan" means this Micromem Technologies Inc. Stock Option Plan, as the same may be further amended or varied from time to time;

2.11	"Service Provider" means:

(i)	an employee or Insider of the Corporation or any Subsidiary; or

(ii)	any other person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;

2.12

"Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.13	"Subsidiary" means any corporation which is a subsidiary, as such term is defined in Subsection 1(2) of the Business Corporations Act (Ontario), of the Corporation.

3.	ADMINISTRATION OF THE PLAN

3.1	The Plan shall be administered by the Board.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares covered by each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)	to prescribe the form of the instruments relating to the grant, exercise and other terms of the Options.

3.3	The Board may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)

represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)

agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions (including any notation required by any securities regulatory authority, stock exchange or trading facility having jurisdiction); and

(c)	agreed to indemnify the Corporation in connection with the foregoing.

3.4

Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

3.5

This Plan shall be read and interpreted consistently with all applicable laws, rules, regulations and policies of any securities regulatory authority, stock exchange or trading facility having jurisdiction and, to the extent of any inconsistency between the terms of this Plan and the provisions of such laws, rules, regulations and policies, the provisions of such laws, rules, regulations and policies shall prevail.

4.	SHARES SUBJECT TO THE PLAN

Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 18,840,000 or such greater number of Shares as may be determined by the Board and approved, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority (including shares issuable pursuant to options previously granted and that are outstanding under the 2007 Stock Option Plan). Optioned Shares in respect of which Options are not exercised shall be available for subsequent Options. No fractional Shares may be purchased or issued under the Plan.

5.	ELIGIBILITY; GRANT; TERMS OF OPTIONS

5.1	Options may be granted to any Eligible Person in accordance with this Article 5; provided, however, that:

5.1.1. the maximum number of securities, calculated on a fully-diluted basis, reserved for issuance under the Plan to any one Eligible Person shall not exceed 5% of the Corporation’s outstanding securities;
5.1.2. the maximum number of securities, calculated on a fully-diluted basis, that are issued within 12 months to Eligible Persons shall not exceed 10% of the Corporation’s outstanding securities; and
5.1.3. the maximum number of securities, calculated on a fully-diluted basis, that are issued within 12 months to any one Eligible Person and such Eligible Person’s associates (as that term is defined in National Instrument 45-106) shall not exceed 5% of the Corporation’s outstanding securities.

5.2	Options may be granted by the Corporation to the extent that they have been approved by the Board.

5.3

Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board or a director or officer of the Corporation designated by the Board to make such determination.

5.4

Each Option granted under this Plan shall be exercisable for a maximum period of ten (10) years from the date the Option is granted to the Optionee. Subject to this section 5.4, the Board shall, at the time of granting an Option, determine the time or times when an Option or a part of an Option shall be exercisable.

5.5

Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the grant of the Option is approved by the Board unless otherwise permitted under applicable laws, rules and regulations and the rules of any stock exchange or trading facility through which the Shares may be traded from time to time. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefore.

5.6

An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

6.	TERMINATION OF EMPLOYMENT, DEATH

6.1

Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the Board with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2

If, before the expiry of an Option in accordance with the terms thereof, an Optionee shall cease to be an Eligible Person (an "Event of Termination") for any reason other than the termination for "cause" of his or her employment with the Corporation or any Subsidiary then the Optionee may:

(a)

exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, the forty-fifth (45th ) day after the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)

with the prior written consent of the Board, which consent may be withheld arbitrarily in the Corporation's sole discretion, exercise any part of the Option which was not exercisable at the time of the occurrence of the Event of Termination at any time up to and including, but not after, the ninetieth (90th ) day after the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Optioned Shares as the Board may designate but not exceeding the number of Optioned Shares the Optionee would have otherwise been entitled to purchase pursuant to the Option had the Optionee's status as an Eligible Person been maintained for the term of the Option.

6.3	If an Optionee dies before the expiry of an Option in accordance with the terms thereof, the Optionee's legal representative(s) may, subject to the terms of the Option and the Plan:

(a)

exercise the Option to the extent that the Optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, the date which is one year after the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)

with the prior written consent of the Board, exercise at any time up to and including, but not after, the date which is one year after the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier, any part of the Option which was not exercisable at the time of the Optionee's death to purchase all or any of the Optioned Shares as the Board may designate but not exceeding the number of Optioned Shares the Optionee would have otherwise been entitled to purchase had the Optionee survived.

6.4

For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5

For the purposes of this Article 6, a determination by the Corporation that an Optionee was discharged for "cause" shall be binding on the Optionee; provided, however, that such determination shall not be conclusive of the Optionee's potential entitlement to damages for the loss of the right to exercise an Option in the event that a court of competent jurisdiction ultimately determines that the discharge was without "cause".

6.6	If the Optionee is an Employee Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Employee Corporation.

6.7

If an Optionee has been terminated "for cause" or does not exercise his or her options in accordance with the provisions of sections 6.2 or 6.3 as the case may be, the number of options not exercised shall be added to the number of options remaining available to be granted under the Plan.

7.	EXERCISE OF OPTIONS

7.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full, by cash or certified cheque, of the Option Price of the Shares then being purchased, plus applicable taxes, if any. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2	Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)

completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)

the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Section 3.4 hereof.

7.3

Options shall be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this plan as the Board may from time to time determine as provided for under Subsection 3.2 (g), provided that the substance of Article 5 be included therein.

8.	CERTAIN ADJUSTMENTS

8.1

In the event of any subdivision or redivision of the Shares into a greater number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such subdivision or redivision if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.2

In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such consolidation if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.3

If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 8.1 and 8.2 or, subject to the provisions of Subsection 9.2(a) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), or the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Subsection 9.2(a) hereof, as a result of such consolidation, merger, amalgamation, or stock dividend, if on the record date of such reclassification, reorganization, other change or stock dividend, or the effective date of such consolidation, merger or amalgamation or dividend payment, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.4

In the event the Corporation should declare and pay a special cash dividend or other distribution out of the ordinary course, a special dividend in specie on the Shares, or a stock dividend other than in the ordinary course, the Option Price of all Options outstanding on the record date of such dividend or other distribution shall be reduced by an amount equal to the cash payment or other distribution or the fair market value of the dividend in specie or stock dividend or other distribution, as determined by the Board in its sole discretion. Any such reduction in the Option Price shall be subject to regulatory approval.

9.	AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1

The Board may amend or discontinue the Plan at any time, provided, however, that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of the Optionee, except to the extent required by law. Any such amendment shall, if required, be subject to the prior approval of, or acceptance by, any stock exchange on which the Shares are listed and posted for trading. For greater certainty, the Board may, by resolution duly passed, amend this Plan to reduce the number of shares in respect of which options have not been granted at the date of such resolution and that are subject to this Plan, to meet the requirements of any stock exchange or regulatory authority.

9.2	Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(a)

in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionees to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

(b)

in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised as to all or any part of the Optioned Shares in respect of which the Optionee would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the expiration date of the Option; but the Optionee shall not be entitled to exercise the Option with respect to any other Optioned Shares;

(c)

subject to the rules of any relevant stock exchange or other regulatory authority, the Board may, by resolution, advance the date on which any Option may be exercised or extend the expiration date of any Option. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which Options may be exercised by any other Optionee; and

(d)

the Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee's employment shall not apply to any Optionee for any reason acceptable to the Board.

Notwithstanding the provisions of this Article 9, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

10.	MISCELLANEOUS PROVISIONS

10.1

An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.2

Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Subsidiary, or affect in any way the right of the Corporation or any Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3

Notwithstanding Section 5.8 hereof, Options may be transferred or assigned between an Eligible Individual and the related Employee Corporation provided the assignor delivers notice to the Corporation prior to the assignment.

10.4

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario, the laws of Canada and the laws of the United States of America applicable therein.

11.	SHAREHOLDER AND REGULATORY APPROVAL

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The Plan shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by any other relevant regulatory authority. Any Options granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.

DATED this 30th day of January, 2015.

SCHEDULE “B”
Audit Committee Charter

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF MICROMEM
TECHNOLOGIES INC.

1.      General

The primary focus of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in its general oversight of the Corporation’s financial reporting, internal control and audit functions. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to assure compliance with accounting standards, applicable laws and regulations. The Corporation’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. The Committee serves a board level oversight role in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with the auditors and the experience of the members in business, financial and accounting matters.

2.      Organization

Committee members shall meet the requirements of the exchange(s) upon which the Corporation is listed as well as all governing regulatory bodies. The Committee shall comprise three or more Directors as determined by the Board of Directors, a majority of whom shall be independent non-management Directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall be financially literate. The Committee members shall be appointed by the Board of Directors. The Board of Directors shall designate the Chairman of the Committee annually. The Corporation relies on certain exemptions from the requirement that all members of the audit committee be independent set forth in National Instrument 52-110 to the extent that one or more members of the audit committee are not independent.

3.      Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. At least one meeting (or more frequently as appropriate) should be with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. Meetings may be held in person in or by telephone conference. The Committee shall report on a regular basis its activities to the Board and shall make such recommendations to the Board as it deems appropriate.

4.      Responsibilities And Processes

The primary responsibility of the Committee is to oversee the Corporation’s financial reporting process on behalf of the Board and report the results of its activities to the Board. The Committee should take the appropriate actions to set the overall corporate example for quality financial reporting, sound business risk practices and ethical behaviour. The Committee is not expected to audit the Corporation, to define the scope of the audit, to control the Corporation’s accounting practices, or define the standards to be used in preparing the Corporation’s financial statements. Corporation management is responsible for preparing the financial statements and the independent auditors are responsible for auditing those statements. The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement or deviate from them as appropriate. The Committee shall:

•	Evaluate, review and recommend to the Board the selection (or, where appropriate, replacement) of the Corporation’s independent auditors, subject to approval by the Corporation’s shareholders.

•	Provide guidance to, and receive reports from, the Corporation’s independent auditors and financial management.

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•

Review the interim financial statements and earnings release (if any) with management, prior to releasing the same to the public. The Chairperson (or other Committee delegate) may represent the entire Committee for purposes of review with management and the independent auditors.

•	Discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

•

Review with management and the independent auditors the financial statements as required in Canadian jurisdictions where the Corporation is a reporting issuer and provide judgments about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosure in the financial statements.

•

Meet annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. Review the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time.

•

Discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Corporation’s system to monitor and manage business risk, as well as legal and ethical compliance programs.

•	Evaluate the professional competency of the financial staff and the internal auditors, as well as the quality of their performance in discharging their respective responsibilities.

•	Consult with management in an effort to resolve areas of questionable performance or deficiencies in structure or personnel.

•	Discuss with the independent auditors the auditors’ independence from management and the Corporation.

•	Review this Charter annually and recommend to the Board appropriate changes to it.

Approved by the Audit Committee

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Schedule “C”
Advisory Board Charter

Purpose:
The purpose of the Advisory Board (the “Advisory Board”) is to advise and make non-binding recommendations to the Board of Directors (the “Board”) of Micromem Technologies Inc. (the “Company”) on matters within their experience and expertise.

Membership:
The Advisory Board shall consist of a minimum of one or more members as is determined by the Board. The member(s) of the Advisory Board shall be appointed by and serve at the discretion and pleasure of the Board. The Board may, in its sole and absolute discretion, remove any member of the Advisory Board at any time. Execution of a Non-Disclosure Agreement in a form satisfactory to the Company is a condition precedent to membership on the Advisory Board.

Responsibilities:
Members of the Advisory Board will advise and make non-binding recommendations to the Board on matters within their experience and expertise. These matters may include, but are not limited to networking opportunities and development of potential customers and marketing, business process improvement, risk management, corporate governance, and an independent perspective on proposals before the Board. The Advisory Board’s responsibilities are purely advisory and the ultimate responsibility for the management of the Company's business and affairs shall rest with the Board. The Board shall have no obligation to adopt, or otherwise be bound to act upon, any recommendation of the Advisory Board, but shall, in its sole and absolute discretion, have the ability to take the Advisory Board's recommendations under advisement or modify the Advisory Board’s recommendations in any manner it deems fit. In rendering advice to the Board, the Advisory Board shall have no obligation to conduct any individual research or investigation and shall be entitled to rely solely and exclusively upon the facts and information available to it at the time of the making of its recommendations, including, but not limited to, such facts and information as may be provided to the Advisory Board by the Company. Members of the Advisory Board must disclose to the Board any conflict of interest, including any interest or involvement in a business that competes with the Company, and shall absent themselves from any portion of any meeting of the Advisory Board or meeting of the Board where a conflict of interest becomes apparent. Members of the Advisory Board are subject to the policies of the Company in effect from time to time, including but not limited to insider trading policies and blackout periods.

Compensation
The members of the Advisory Board shall receive such compensation for their services in such capacities as the Board, in its sole and absolute discretion, shall deem proper. The members of the Advisory Board are consultants to the Company and, as such, are eligible to receive options under the Company’s Stock Option Plan dated January 30, 2015 (the “Stock Option Plan”), as amended from time to time, at the discretion of the Directors and subject to the terms and conditions of the Stock Option Plan and any option agreement entered into between the Advisor and the Company.

Expenses
The members of the Advisory Board shall be entitled to reimbursement from the Company for all reasonable expenses incurred by them in connection with their Advisory Board services upon the presentation to the Company of written documentation for such expenses; provided that the Company has preapproved such expenses.

Meetings:
Meetings of the Advisory Board may be held at such time and place as shall from time to time be determined by the Board. Neither the Advisory Board nor any member of the Advisory Board may attend or participate in any meeting of the Board, except in a reporting capacity. The Board shall set the agenda of each meeting of the Advisory Board. A secretary shall be appointed at each meeting of the Advisory Board for the purpose of recording minutes. Decisions within the scope of the Advisory Board’s responsibilities shall be made by majority vote.

Liability
The members of the Advisory Board will have no liability for any act or omission in their capacities as members of the Advisory Board. Any member of the Advisory Board who is made, or threatened to be made, a party to any proceeding, whether civil, criminal, administrative, or investigative, arising out of or related to such member's service on the Advisory Board, shall be indemnified by the Company, and the Company may advance to such member related expenses incurred in defense of such action, to the fullest extent permitted by applicable law (including, but not limited to, under the applicable laws of Canada or any province). For the purposes of this indemnity, "member" shall include the member's heirs and personal representatives. The Company acknowledges that the foregoing indemnity is a material inducement to the members of the Advisory Board to serve as such and that the members would not agree to serve on the Advisory Board in the absence of the foregoing indemnity.

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